Exhibit (a)(5)(iii)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IRA GAINES, as trustee for the Paradise Wire & Cable	)
Defined Benefit Pension Plan, individually and on	)
behalf of all others similarly situated,	)
)
Plaintiff,	)
)
v.	)	Civil Action No.
)
CNX GAS CORPORATION, J. BRETT HARVEY,	)
PHILLIP W. BAXTER, RAJ K. GUPTA, JOHN R.	)
PIPSKI, and CONSOL ENERGY INC.,	)
)
Defendants.	)

CLASS ACTION COMPLAINT

Plaintiff, as and for his Class Action Complaint for Injunctive Relief, alleges on information and belief derived from, inter alia, a review of documents filed with the Securities Exchange Commission (“SEC”) and publicly available news sources, such as newspaper articles, as to all other matters, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought individually and as a class action on behalf of all persons, other than Defendants, who own the common stock of CNX Gas Corporation (“CNX” or the “Company”) to enjoin the proposed squeeze out of the minority shareholders of CNX by CONSOL Energy Inc. (“CONSOL”), as detailed herein.

2. On March 21, 2010, CONSOL announced that it was commencing a tender offer to acquire the remaining shares of CNX that it does not already own, approximately 16.7% of the Company, at a price of $38.25 per share (the “Proposed Transaction”).

3. Also, on March 21, 2010, CONSOL announced that it entered into an agreement with T. Rowe Price Associates, Inc. (“T. Rowe Price”), which controls approximately 9.5 million shares (6.3%) of CNX stock, to purchase all of its shares commencing on May 5, 2010. (T. Rowe Price also owns 11.8 million shares (6.51%) of CONSOL.) As a result of its agreement with T. Rowe Price, CONSOL will control approximately 89.6% of the Company.

4. The Proposed Transaction would occur via a cash tender offer, followed by a merger. The Proposed Transaction is a result of a flawed process and a grossly inadequate offer price. It will deprive CNX shareholders of important information regarding the value of their Company shares, and it will also deny them adequate consideration in light of the Company’s growth, anticipated operating results, net asset value, and future profitability. Under these facts and circumstances, the decision of the Company’s Board – composed of four directors, three of which are CONSOL representatives – to consider the Proposed Transaction constitutes nothing more than a sham and breach of their fiduciary duties.

5. Specifically, while the tender offer component of the Proposed Transaction is scheduled to commence on or about May 5, 2010, by entering into an agreement with T. Rowe Price to acquire its outstanding shares, CONSOL has stacked the deck in its favor. Thus requiring the tender of a mere 0.4% of the Company’s outstanding shares in order for a short form merger to proceed. Moreover, given T. Rowe Price’s significant ownership in CONSOL, the only parties to be excluded from CNX’s future earnings potential are its public shareholders, which are currently being squeezed out.

6. In pursuing their unlawful objective to squeeze out CNX’s public shareholders, the Director Defendants (as defined below) have breached their fiduciary duties of loyalty, due care, independence, candor, good faith, and fair dealing, and they have also aided and abetted such breaches by other CNX officers and directors.

7. The Proposed Transaction and the acts of Defendants, as more particularly alleged herein, constitute a breach of Defendants’ fiduciary duties to Plaintiff and the Class, as well as a violation of applicable legal standards governing Defendants herein. As a result, Plaintiff alleges that he, along with all other public shareholders of CNX common stock, is entitled to enjoin the Proposed Transaction. Alternatively, in the event that the Proposed Transaction is consummated, Plaintiff seeks to recover damages caused by the breach of fiduciary duties owed by the Defendants to the minority shareholders of the Company.

THE PARTIES

Plaintiff

8. Plaintiff, Ira Gaines, as trustee for the Paradise Wire & Cable Defined Benefit Pension Plan, is, and at all times relevant hereto has been, a stockholder of CNX.

The Company

9. Defendant CNX Gas Corporation is a corporation organized and existing under the laws of the State of Delaware. CNX maintains its principal offices at 1000 CONSOL Energy Drive, Canonsburg, PA 15317.

10. CNX engages in the exploration, development, production, and gathering of natural gas primarily in the Appalachian and Illinois basins of the United States.

Director Defendants

11. Defendant J. Brett Harvey (“Harvey”) was named Chairman and Chief Executive Officer (“CEO”) of CNX on January 16, 2009. Mr. Harvey has also been a Director of CNX Gas since June 30, 2005, the date of its formation, and President and CEO and a Director of CONSOL since January 1998.

12. Defendant Philip W. Baxter (“Baxter”) has been a director of CNX since June 30, 2005, the date of its formation (serving as Chairman of the Board from such date until January 2009). Mr. Baxter currently serves as a member of the Audit Committee, and has also served as a member of the Finance Committee. Mr. Baxter served as director of CONSOL (as well as Chairman of its Audit Committee and a member of its Finance Committee) from August 1999 until August 2005, and rejoined the CONSOL Board in January 2009. He currently serves on CONSOL’s Audit and Finance Committees.

13. Defendant Raj K. Gupta (“Gupta”) has been a Director of CNX since June 30, 2005, the date of its formation, and a director of CONSOL since February 2004. He is currently on the Audit Committee of CNX and CONSOL.

14. Defendant John R. Pipski (“Pipski”) has been a Director of CNX since August 15, 2005 and currently serves as a member of the Audit Committee.

15. Defendants Harvey, Baxter, Gupta, and Pipski (collectively the “Director Defendants”), are in a fiduciary relationship with the Company, Plaintiff, and the public stockholders of CNX. Accordingly, the Director Defendants owe fiduciary duties including good faith, loyalty, fair dealing, due care, and candor, to the Company and its shareholders.

16. The Director Defendants, by reason of their corporate directorships and/or executive positions, are fiduciaries to and for the Company’s stockholders, which fiduciary relationship requires them to exercise their best judgment, and to act in a prudent manner and in the best interests of the Company’s stockholders.

17. Each of the Director Defendants at all times had the power to control and direct CNX to engage in the misconduct alleged herein. The Director Defendants’ fiduciary obligations also require them to act in the best interest of plaintiff and all CNX shareholders.

18. Each of the Individual Defendants owes fiduciary duties of good faith, fair dealing, loyalty, candor, and due care to Plaintiff and the other members of the Class. They are acting in concert with one another in violating their fiduciary duties as alleged herein, and, specifically, in connection with the Proposed Transaction.

19. Each Director Defendant herein is sued individually as a conspirator and aider and abettor, as well as in his capacity as an officer and/or director of the Company, and the liability of each arises from the fact that each has engaged in all or part of the unlawful acts, plans, schemes, or transactions of which Plaintiff complains herein.

CONSOL

20. Defendant CONSOL Energy Inc. is a corporation organized and existing under the laws of the State of Delaware. CONSOL, like CNX, maintains its principal offices at 1000 CONSOL Energy Drive, Canonsburg, PA 15317.

21. CONSOL engages in the production of multi-fuel energy and provision of energy services primarily to the electric power generation industry in the United States. CONSOL is involved in the mining, preparation, and marketing of steam coal primarily to power generators; and metallurgical coal to steel and coke producers. It also produces pipeline-quality coalbed methane gas from its coal properties in the Northern and the Central Appalachian basin; and oil and gas from properties in the Appalachian and Illinois Basins.

22. The Director Defendants, together with CNX and CONSOL, are sometimes collectively referred to herein as “Defendants.”

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action individually and as a class action on behalf of all shareholders of defendant CNX (except Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) or their successors in interest, who have been or will be adversely affected by the conduct of Defendants alleged herein (the “Class”).

24. This action is properly maintainable as a class action for the following reasons:

a. The Class of shareholders for whose benefit this action is brought is so numerous that joinder of all Class members is impracticable. As of January 29, 2010, there were 150,986,918 shares of CNX stock outstanding owned by thousands of shareholders of record scattered throughout the United States.

b. There are questions of law and fact which are common to members of the Class and which predominate over any questions affecting any individual members. The common questions include, inter alia, the following:

i. whether one or more of the Defendants has engaged in a plan and scheme to enrich themselves at the expense of defendant CNX’s public stockholders;

ii. whether the Director Defendants have breached their fiduciary duties owed by them to Plaintiff and members of the Class, and/or have aided and abetted in such breach, by virtue of their participation and/or acquiescence and by their other conduct complained of herein;

iii. whether Defendants have failed to fully disclose the true value of defendant CNX’s assets and earning power and the future financial benefits which CONSOL will obtain from the acquisition;

iv. whether the Director Defendants have wrongfully failed and refused to seek a purchase of CNX at the highest possible price and, instead, have sought to chill potential offers and allow the valuable assets of defendant CNX to be acquired by CONSOL at an unfair and inadequate price;

v. whether defendant CONSOL has induced or aided and abetted breaches of fiduciary duty by members of CNX’s Board of Directors;

vi. whether Plaintiff and the other members of the Class will be irreparably damaged by the transactions complained of herein; and

vii. whether Defendants have breached or aided and abetted the breaches of the fiduciary and other common law duties owed by them to Plaintiff and the other members of the Class.

25. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation this nature. The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has the same interest as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

26. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class that would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

27. Defendants have acted, or refused to act, on grounds generally applicable, and are causing injury to the Class and, therefore, final injunctive relief on behalf of the Class as a whole is appropriate.

FACTUAL BACKGROUND

Background

28. CNX was established on June 30, 2005. CONSOL contributed its gas assets to CNX effective August 8, 2005, and retained an 81.5% ownership interest in the Company. Currently CONSOL owns 125,800,067 shares (83.32%) of CNX’s outstanding common stock.

29. In addition to being CNX’s largest shareholder, CONSOL controls the Company’s Board. Indeed, all but one of the four CNX Directors is a CONSOL director, and the Company’s Chairman and CEO is also the President and CEO of CONSOL.

30. Defendants have abused their position of power and control over CNX in order to benefit themselves to the detriment of the Company and its shareholders.

31. By the acts, transactions, and courses of conduct alleged herein, Defendants, individually and as part of a common plan and scheme and/or aiding and abetting one another in total disregard of their fiduciary duties, are attempting to deprive Plaintiff and the Class of the true value of their investment in the Company and have endeavored to effect this Proposed Transaction absent full and ample disclosure.

CNX’s Financial Prospects

32. Recent earnings and results indicate the Company is moving in a positive direction and so does not need an infusion of cash that results in a recapitalization that strips the Company’s stockholders of control of the Company absent an auction or other value maximization process.

33. For example, on January 29, 2009, the Company issued a press release announcing its financial results for the fourth quarter and years ended December 31, 2008. The press release was entitled “CNX Gas Reports Record Quarterly Production of 22.2 Bcf, and 76.6 Bfc for the Year 2008; Quarterly Net Income Nearly Doubles to $57.5 Million, and a Record $239.1 Million for the Year 2008.” The press release goes on to tout the Company’s successes in 2008, and makes bold predictions for 2009. Specifically, Defendant Harvey, the Company’s Chairman and CEO, commented on the results as follows:

CNX [    ] continued to gain production momentum in the fourth quarter. We achieved record production from each coalbed methane development play. In the Marcellus Shale, we achieved a peak daily flow rate of 6.5 MMcf from our first horizontal well. Even more remarkable is that this flow rate was achieved after the well had already produced more than 100 MMcf. In looking ahead to 2009, the future for CNX Gas has never been brighter. Despite challenging economic times, I believe that CNX Gas is poised to substantially outperform its competitors because of our great prospects, minimal debt, low unit cost structure, and industry-leading unit margins. Our 41.9 Bcf of production hedged at $9.74 per Mcf in 2009 enables us to self fund production growth in 2009. Not many companies have this ability. (Emphasis added)

34. On April 23, 2009, the Company issued a press release announcing its financial results for the first quarter of 2009. For the quarter, the Company reported net income of $54.9 million, or $0.36 per share, which was a 10% increase over the same quarter in the previous year. The Company also reported a 38% increase in production and raised its production guidance for the year. Defendant Harvey commented on the results as follows:

CNX [    ] continued to achieve outstanding results, despite the weak economy and its effect on spot gas pricing. Our production in the first quarter showed significant quarter-over-quarter gains. Net income was very strong, thanks to our robust hedging program and higher production. Most importantly, our employees continued to work without a lost-time accident. We remain excited about our unfolding exploration success in our Marcellus Shale play. Based on the cumulative impact of these results, we are raising our 2009 production guidance from 85 Bcf to 87 Bcf.

35. On July 30, 2009, the Company issued a press release announcing its financial results for the second quarter of 2009, ended June 30, 2009. The Company reported net income of $33 million, or $0.22 per diluted share, and another quarter production record of 22.5 billion cubic feet (Bcf), which was 20% higher than in the same quarter the previous year. The Company went on to increase its production guidance for the second time in as many quarters. Defendant Harvey commented on the results as follows:

CNX [    ] continued its operational excellence by safely setting another quarterly production record. With our unfolding Marcellus Shale success, we are raising our 2009 production guidance by another 2 Bcf, to 89 Bcf. Also, our excellent hedge position kept us from experiencing the full financial effect of the collapse in spot gas prices. During this period of low prices, our focus is on reducing costs while leasing more Marcellus acreage in southwestern Pennsylvania. On July 28, we announced the leasing of an additional 40,000 acres with Marcellus Shale potential.

36. On October 22, 2009, the Company issued a press release announcing its financial results for the third quarter of 2009, ended September 30, 2009. The Company reported net income of $35.5 million, or $0.23 per diluted share, and another quarterly production record of 24.8 Bcf that was 26% higher than in the same period one year prior and 10% higher than in the previous quarter. As a result the Company again increased its production guidance for the year. Defendant Harvey commented on the results as follows:

We are pleased to announce that CNX Gas set another quarterly production record, and did it safely. With our increasing Virginia coalbed methane production and our Marcellus Shale success, we are again raising our 2009 production guidance. If you recall, our original 2009 production guidance was 85 Bcf. In July, we raised it to 89 Bcf. And now, we’ve raised it by another 3 Bcf, to 92 Bcf. If achieved, this would represent a 20% increase in production from the 76.6 Bcf we produced in 2008. While our quarterly earnings are lower because of weak spot gas prices, we’ve been successful in lowering unit costs.

CNX Gas is growing production faster than most of the competition, is reporting better earnings than most of the competition, and is continuing to invest in its significant growth prospects, especially in coalbed methane and the Marcellus Shale. I believe that investors will increasingly recognize CNX Gas as a core holding for their energy portfolios. (Emphasis added)

37. On January 28, 2010 the Company issued a press release detailing its financial results for fourth quarter and year ended December 31, 2010. The Company reported net income of $41.1 million, or $0.27 per diluted share, for the quarter and $164.5 million, or $1.09 per diluted share, for the year. Additionally, the Company reported record production for the quarter (25.1 Bcf of gas) and the year (94.4 Bcf of gas). In addition to having a stellar year, the Company hinted at better things yet to come. Commenting on the Company’s 2009 results and its 2010 prospects Defendant Harvey stated as follows:

CNX [    ] ended 2009 on a very strong footing. Once again, we set another quarterly production record, and our employees continued working safely, having passed the 4-million hour mark without incurring a lost-time incident. With our increasing Virginia coalbed methane production and our continued Marcellus Shale success, we expect 2010 production of 100 Bcf. To support this goal, we have contracted for a second horizontal rig to begin drilling in the Marcellus Shale on March 1.

CNX Gas increased production by 23% in 2009 while paying down about $15 million of debt. And as we reported earlier this week, we also increased our proved reserves in 2009 by one-half trillion cubic feet (Tcf), or 34%, to 1.9 Tcf. When viewed together with our 2009 return on capital employed of 10.6% on an after-tax basis, there is no doubt that CNX Gas is a premier company in the E&P industry. (Emphasis added)

38. On January 29, 2010, Madison Williams and Company issued an analyst report for CNX. The analyst report set a price target for the Company of $37 per share. The analyst report commented, in relevant part, as follows:

With an impressive balance sheet, low-risk and low-cost CBM assets, and continued focus in the Marcellus [shale well], we believe the company is correctly positioned. We are reaffirming our Accumulate rating and 12-month price target of $37, which is supported by our estimated 2010 NAV of $36.29 and a multiple of 13.4 times our 2010 EBITDA forecast.

39. On March 16, 2010, RBC Capital Markets issued an analyst report for CNX. The analyst report increased CNX’s price target from $34 to $36 per share. Moreover, it distinctly discussed the possibility that CONSOL might make another bid for CXG, and proposed a higher offer price than may currently be on the table. The analyst report commented, in relevant part, as follows:

We are increasing our price target to $36/share, a 10% discount to our NAV. Our CXG NAV is $40/share or 30% above the current price…… While a buyout of CXG appears imminent, we think it will take a slightly higher price…. Unlike the last go-around, this time CNX shares offer more in terms of a gas company, given the expanded size of its gas assets. (Emphasis in original)

40. On March 21, 2010, The Street.Com issued an analyst report for CNX. The analyst report set a price target for the Company of $35.60 per share and recommended the CNX stock as a buy. At the time of the report CNX Stock was trading at $30.80 per share, and the results of its recently drilled Marcellus shale well were unknown to the public. Nevertheless, the analyst report went on to comment, in relevant part, as follows:

We rate CNX [] a BUY. This is driven by a number of strengths, which we believe should have a greater impact than any weaknesses, and should give investors a better performance opportunity than most stocks we cover. The company's strengths can be seen in multiple areas, such as its expanding profit margins, largely solid financial position with reasonable debt levels by most measures and increase in stock price during the past year. We feel these strengths outweigh the fact that the company has had sub par growth in net income. (Emphasis added)

41. On March 22, 2010, the day after the Proposed Transaction was announced, CNX issued a press release entitled “CNX Gas Achieves Record Production From Latest Marcellus Shale Well,” in which the Company reveals that it’s most recent well has been producing record results. The press release goes on to state as follows:

PITTSBURGH (March 22, 2010) – CNX Gas Corporation (NYSE: CXG), a leading Appalachian gas producer, announced production results from its latest horizontal well targeting the Marcellus Shale, the GH2BCV well in central Greene County, PA. This well has been producing for 16 days, at an average production rate of 4.9 MMcf per day. The peak daily production rate was 5.7 MMcf, and the current daily production rate is 5.5 MMcf. The well was drilled with a horizontal lateral of 2,035 feet and was hydraulically fractured with a 7-stage frac.

“Our latest horizontal Marcellus Shale well is achieving record company results,” commented J. Brett Harvey, chief executive officer.

The previous highest producing well was the CNX 3 well, which came on line in October 2008. That well had cumulative production of 1 Bcf through February 2010.

CNX Gas’s current daily net Marcellus Shale production is 21 MMcf from 16 horizontal wells. The Company has budgeted $110 million in 2010 for Marcellus Shale drilling out of a total capital budget of $400 million. A second horizontal drilling rig for the Company’s Marcellus Shale program will be arriving in April. CNX Gas has an option to obtain a third rig later in the year. (Emphasis added)

42. In short, CNX’s business has been growing, and will continue to grow, at a record pace even in these turbulent economic times. Moreover, the Company has been increasing production and revenues even at a time of depressed natural gas values. By all accounts the Company is primed for greater growth as the economy works its way out of the current recession and into a more favorable economic environment.

The Proposed Transaction

43. On Sunday March 21, 2010, CONSOL issued a press release announcing that it entered into an agreement with T. Rowe Price, the Company’s second largest shareholder, wherein commencing on May 5, 2010, it would purchase all of T. Rowe Price’s shares of CNX.

44. T. Rowe Price is CONSOL’s third largest shareholder, controlling approximately 11,809,606 Shares (6.51%) of CONSOL stock. Thus to the extent that T. Rowe Price has agreed to sell its shares of CNX, it does not preclude it from reaping the Company’s future profits moving forward.

45. Also on March 21, 2010, CONSOL announced that it was also commencing a tender offer to purchase the remaining shares of CNX that it does not already own for $38.25 in cash.

46. While the offer price of $38.25 per share purports to provide a 24% increase over the CNX’s closing price on Friday, March 19. The reality is that it does not fully account for the Company’s bright future as touted over and over again by CNX’s Chairman and CEO, who also happens to be CONSOL’s President and CEO.

47. As stated earlier, CONSOL already owns 83.3% of the Company. Additionally, its agreement with T. Rowe Price will give it a total ownership of 89.6% of the Company. Thus, in reality, CONSOL only needs 0.4% of the Company’s publicly traded shares to be tendered in order to complete a short form merger under Delaware Law.

48. This Proposed Transaction will eliminate the opportunity for CNX stockholders to participate in the Company’s good fortunes as they will almost certainly be cashed out if the tender offer proceeds.

49. The Proposed Transaction, instead, will strip CNX’s shareholders of their stake in the Company, for a mere $38.25 per share, in order to benefit CONSOL and the Director Defendants, who stand to make immense profits at their expense.

50. By engaging in the foregoing conduct, Defendants have breached their fiduciary duties by, among other things, failing to act in the interest of CNX’s public stockholders.

51. Unless enjoined by this Court, Defendants will continue to breach their fiduciary duties, and violate Delaware law to the detriment of the Company and its public stockholders.

52. Defendant CONSOL has aided and abetted the Director Defendants in their breaches of fiduciary duty. As a participant in the proposed acquisition, CONSOL is aware of the Director Defendants’ breaches of fiduciary duty, and in fact actively and knowingly has encouraged and participated in said breaches in order to obtain the substantial financial benefits that the proposed acquisition would provide it at the expense of CNX’s stockholders.

53. Plaintiff has no adequate remedy at law.

CAUSE OF ACTION AGAINST ALL DEFENDANTS

54. Defendants, acting in concert, have violated their fiduciary duties owed to the public shareholders of CNX and put their own personal interests and the interests of defendant CONSOL ahead of the interests of the CNX public shareholders and have used their control positions as officers and directors of the Company for the purpose of reaping personal gain for themselves at the expense of CNX’s public shareholders.

55. The Director Defendants have not: (1) undertaken an adequate evaluation of CNX’s worth as a potential merger/acquisition candidate; (2) taken adequate steps to enhance CNX’s value and/or attractiveness as a merger/acquisition candidate; (3) effectively exposed CNX to the marketplace in an effort to create an active and open auction for CNX; or (4) acted independently so that the interests of public shareholders would be protected.

56. Instead, Defendants have set an acquisition price for the shares of CNX stock that does not reflect the true value of CNX and without an appropriate premium.

57. While the Director Defendants of CNX should seek out other possible purchasers of the assets of CNX or its stock in a manner designed to obtain the highest possible price for CNX’s shareholders, or seek to enhance the value of CNX for all its current shareholders, they are instead wrongfully allowing CONSOL to obtain the valuable assets of CNX at a bargain price, which under the circumstances here, disproportionately benefits CONSOL.

58. These tactics pursued by the Defendants are, and will continue to be, wrongful, unfair, and harmful to CNX’s public shareholders, and are an attempt by certain defendants to aggrandize their personal positions, interests, and finances at the expense of and to the detriment of the CNX public stockholders. These maneuvers by the Defendants will deny members of the Class their right to share appropriately in the true value of CNX’s valuable assets, future earnings, and profitable businesses to the same extent as they would as CNX’s shareholders.

59. In contemplating, planning, and/or completing the foregoing specified acts and in pursuing and structuring the Proposed Transaction, Defendants are not acting in good faith toward Plaintiff and the Class, and have breached, and are breaching, their fiduciary duties to Plaintiff and the Class.

60. Because the Director Defendants (and those acting in concert with them) dominate and control the business and corporate affairs of CNX and because they are in possession of private corporate information concerning CNX’s businesses and future prospects, there exists an imbalance and disparity of knowledge and economic power between the Defendants and the public shareholders of CNX which makes it inherently unfair to CNX’s public shareholders.

61. Defendant CONSOL has acted and is acting with knowledge or with reckless disregard that the other Defendants are in breach of their fiduciary duties to CNX’s public shareholders and have participated in such breaches of fiduciary duties by the directors of CNX and thus are liable as aiders and abettors.

62. By reason of the foregoing acts, practices and course of conduct, the Director Defendants have failed to use the required care and diligence in the exercise of their fiduciary obligations owed to CNX and its public shareholders.

63. As a result of the actions of the Defendants, Plaintiff and the Class have been and will be damaged in that they will not receive the fair value of CNX’s assets and business in exchange for their CNX’s shares, and have been and will be prevented from obtaining a fair price for their shares of CNX common stock.

64. Unless enjoined by this Court, the Director Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, all to the irreparable harm of the Class.

65. Plaintiff has no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

A. Declaring that this action may be maintained as a class action;

B. Declaring that the Proposed Transaction is unfair, unjust, and inequitable to Plaintiff and the other members of the Class;

C. Enjoining preliminarily and permanently the Defendants from taking any steps necessary to accomplish or implement the proposed merger of defendant CNX with defendant CONSOL at a price that is not fair and equitable;

D. Requiring Defendants to compensate Plaintiff and the members of the Class for all losses and damages suffered and to be suffered by them as a result of the acts and transactions complained of herein, together with prejudgment and post judgment interest;

E. Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’, accountants’, and experts’ fees; and

F. Granting such other and further relief as may be just and proper.

Dated: March 30, 2010		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
919 N. Market Street, Suite 980
Wilmington, DE 19801
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

WOLF HALDENSTEIN ADLER

    FREEMAN HERZ LLP

Gregory M. Nespole

Gustavo Bruckner

Martin E. Restituyo

270 Madison Avenue

New York, New York 10016

(212) 545-4600